UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras informs that its Board of Directors approved the Amendment to the Transfer of Rights Agreement

Rio de Janeiro, May 21, 2019 - Petróleo Brasileiro SA - Petrobras informs that its Board of Directors approved the execution of the Amendment to the Transfer of Rights Agreement pursuant to the National Council of Energy Policy, Resolution No. 5, of April 9, 2019.

The amendment provides for the reimbursement of US$ 9.058 billion (nine billion and fifty eight million dollars) to Petrobras, the redistribution of volumes among blocks, maintaining the total contracted of 5 billion barrels of oil and gas equivalent, the adoption of a conflict resolution clause, and revision of local content requirements, for the same percentages of the 6th Round of Exploratory Blocks under the Production Sharing Regime.

Such approval, however, is conditioned to the budgetary solution for the payment of the Federal Government to Petrobras and the publication of the Ministry of Mines and Energy (MME) Ordinance on the Co-participation Agreement that does not breach the Company’s vested right over the Transfer of Rights Agreement and the conditions already negotiated in the scope of the Revision process, formalized in the draft of the amendment to the Agreement and the Ordinance MME 213/2019, which establishes the guidelines for calculating Petrobras compensation for the deferral of its cash flow in the Transfer of Rights areas.

The collegiate body also determined that the execution of the amendment is carried out before the Transfer of Rights surplus auction.

The resolution of the Board of Directors followed the decision of the Minority Committee, whose meeting minutes are published on the company’s website.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer